File No. 70-9423


                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                                       FORM U-1
                     ____________________________________________

                                   AMENDMENT NO. 1
                                          to
                               APPLICATION DECLARATION
                                      under the
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     ____________________________________________

               Ameren Corporation               Central Illinois Public
               Union Electric Company             Service Company
               Ameren Services Company          607 East Adams
               1901 Chouteau Avenue             Springfield, Illinois 62953
               St. Louis, Missouri 63103

                      (Names of companies filing this statement
                    and addresses of principal executive offices)

                    _____________________________________________

                                  Ameren Corporation
                       (Name of top registered holding company)
                    _____________________________________________

                          Steven R. Sullivan, Vice President
                               Ameren Services Company
                                 1901 Chouteau Avenue
                               P.O. Box 66149, MC 1310
                              St. Louis, Missouri 63103

                       (Name and address of agent for service)

                The Commission is also requested to send copies of any
                  communications in connection with this matter to:

               William J. Niehoff                 William T. Baker, Jr.
               Ameren Services Company            Thelen Reid & Priest LLP
               1901 Chouteau Avenue               40 West 57th Street
               P.O. Box 66149, MC 1310            New York, New York 10019
               St. Louis, Missouri 63103

          Item 1.   Description of Proposed Transactions.
                    ------------------------------------

               Item 1 of the Application-Declaration is hereby amended as follows:

               (1) The following sentence is hereby added to the end of the second paragraph of Item 1:

                    "The maximum principal amount of UE's borrowings outstanding at any one time under the Utility Money Pool will be $500 million."

               (2) The first sentence of the third paragraph of Item 1 is hereby amended and restated as follows (no amendment is made to the footnote to such sentence):

                    "In accordance with the terms and provisions of the Utility Money Pool Agreement, funds will be available from the following sources for short-term loans to UE, CIPS and Ameren Services, from time to time: (1) surplus funds in the treasuries of UE, CIPS and Ameren Services, (2) surplus funds in the treasury of Ameren, and (3) proceeds from bank borrowings and the sale of commercial paper by Ameren, UE and CIPS ("External Funds")(1)."


          Item 4.      Regulatory Approval
                       -------------------

               The first sentence of Item 4 of the Application-Declaration is hereby amended and restated as follows:

                       "In addition to this Commission, the Illinois
                       Commerce Commission ("ICC") may have jurisdiction over contracts between public utilities domiciled in the State of Illinois and their affiliated interests."





           -----------------------

                                      SIGNATURES

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


                                        AMEREN CORPORATION



                                        By:  /s/ Steven R. Sullivan
                                           --------------------------------
                                           Name: Steven R. Sullivan
                                           Title: Vice President, General
                                                  Counsel & Secretary


                                        UNION ELECTRIC COMPANY



                                        By:  /s/ Steven R. Sullivan
                                           --------------------------------
                                           Name: Steven R. Sullivan
                                           Title: Vice President, General
                                                  Counsel & Secretary


                                        CENTRAL ILLINOIS PUBLIC
                                              SERVICE COMPANY



                                        By:  /s/ Steven R. Sullivan
                                           --------------------------------
                                           Name: Steven R. Sullivan
                                           Title: Vice President, General
                                                  Counsel & Secretary


                                        AMEREN SERVICES COMPANY



                                        By:  /s/ Steven R. Sullivan
                                           --------------------------------
                                           Name: Steven R. Sullivan
                                           Title: Vice President, General
                                                  Counsel & Secretary



          DATED:    January 28, 1999